Collaborative Investor Engagement

Concerned shareholder of LL Flooring Holdings, Inc., publicly announces his campaign for election to the Company's Board of Directors.

240.14a-103 Notice of Exempt Solicitation (Voluntary)

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: LL Flooring Holdings, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Jerald Hammann

ADDRESS OF PERSON RELYING ON EXEMPTION: 1566 Sumter Ave. N, Minneapolis MN 55427

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure.

Concerned shareholder of LL Flooring Holdings, Inc., publicly announces his campaign for election to the Company's Board of Directors.

Dear LL Flooring Shareholders:

My name is Jerald ("Jerry") Hammann. I am an investor advocate. I own 10 shares of LL Flooring Holdings, Inc., ("LL Flooring" or the "Company") common stock, which I acquired on March 24, 2023. I have nominated myself to serve on the Company's Board of Directors. I ask that you consider voting for me using the proxy card of your choice provided by the Company or by F9 Investments, LLC ("F9"). I will not be distributing a separate proxy card or soliciting proxies from more than ten shareholders.

LL Flooring has a nine-member Board, from which three members are up for election this year. If shareholders vote for any nominee not recommended by the current Board, new perspectives may be introduced on the Board from those currently represented. While new perspectives often create a positive environment for collaboration, I believe shareholders should strongly consider the dynamics of this particular director election.

The current Board has been exploring offers for the Company. As disclosed in the Company's Proxy Statement, it has reached a cooperation agreement with one prospective purchaser of the Company, Live Ventures Incorporated ("Live Ventures"). Live Ventures' most recent disclosed non-binding indication of interest for the Company (as of May 22, 2024) is for $2.50 cash per share. It also has made an additional offer to purchase the Company's approximately one million square foot Sandston, VA, Distribution Center. Pursuant to the Live Ventures cooperation agreement, Live Ventures has agreed to vote its approximately 3.8% of the Company's outstanding common stock in favor of the Company's nominees, and further, under circumstances highlighted in the Company's proxy statement, Live Ventures may appoint a director prior to the 2025 annual meeting.

A competing slate of three director candidates has been nominated by F9. F9 disclosed an 8.85% ownership in the Company on May 31, 2024. F9 has a subsidiary, Cabinets To Go, LLC ("CTG"), which also sells hardwood flooring. CTG's last-disclosed non-binding indication of interest for the Company (as of November 14, 2023) was for $3.00 cash per share. However, this indication of interest was withdrawn on January 18, 2024. The F9 nominees include the sole member of F9 and two employees of his subsidiary companies.

I believe that F9 has made a compelling case, based on the Company's historic stock performance, for the introduction of new perspectives within the Company boardroom. These new perspectives might become especially-important if the Board decides to emphasize stabilizing the Company's business instead of quickly selling it to Live Ventures, to F9, or to another purchaser. However, I do not express an opinion, favorable or unfavorable, on any of the other elements of F9's case.

I believe that the Company's Board members have failed to rebut F9's case for director change as it relates to the Company's historic stock performance. Indeed, their primary argument that they have the right mix of directors is undercut by their own decisions to offer F9 one seat on the board (May 12, 2024, cooperation agreement offer) and Live Ventures another (April 29, 2024, cooperation agreement). I believe their arguments for board continuity to be boiler-plate proxy contest arguments, in my experience often espoused by entrenched directors of failing companies and without meaningful factual support linked to shareholder returns. Beyond these points, I do not express an opinion on any other element of the case presented by the Company in favor of its nominees or against the F9 nominees. However, I do not believe that it is unfair for shareholders to conclude that if all three of the F9 nominees are elected, that they would vote as a three-member block. I also do not believe that it is unfair for shareholders to speculate, if a conflict arose between the interests of the Company's shareholders and the interests of F9, where the loyalty of the F9 nominees would lie.

If, like me, you believe that the case in support of adding new perspectives to the Board is evident, and/or you are concerned about the potentially-conflicted loyalties of either of the F9 nominees or the Company's nominees, I ask you to consider voting me on the Company's Board for my ability to provide a fresh shareholder-friendly perspective to the Company's challenges that will not engender bitterness or resentfulness amongst other members of the board because my election campaign will refrain from personal attacks and hostility. Further, to assure shareholders that my interests would be fully-aligned with the Company's shareholders, I am willing to serve as a Board member solely for non-cash, performance-based compensation.

To highlight some of my 2024 activities as an investor advocate, subsequent to the submission of my nominations to serve on the board of directors, one company replaced its Chief Executive Officer and another company replaced its Chairman of the Board. One of these same two companies also announced a nine-figure-value stock repurchase program. Based on these shareholder-friendly changes and, at the request of these two company boards, I withdrew my nominations to serve on these boards. These two examples represent positive-case scenarios. Not every shareholder advocacy opportunity I have engaged in has resulted in similar outcomes. Shareholders should not expect similar outcomes from my investor advocacy work relating to the Company.

About Jerald Hammann

Jerald A. Hammann, age 52, attended the University of Houston on a full academic scholarship, after three years graduating summa cum laude in 1992 with a business degree with concentrations in accounting and finance. He began his professional career with the Minneapolis offices of Arthur Andersen, at the time the world's largest professional services firm. The majority of his clients were in the medical, healthcare, and health insurance industries, where he provided services most frequently as an auditor, corporate financial consultant, or mergers and acquisitions consultant. He retains licensure as a Certified Public Accountant (CPA-Inactive). Subsequent to his employment with Arthur Andersen, he consulted with many of our nation's largest healthcare providers, helping them grow and/or improve their graduate medical education and healthcare research operations. His most recent clients have included: Lee Health (Ft. Myers, FL), Mercy Health (Cincinnati, OH), University of the Incarnate Word (San Antonio, TX), Multicare Health System (Tacoma, WA), and Honor Health (Scottsdale, AZ). Nearly all of these organizations are the largest health care provider in their region. Mr. Hammann also served on the Board of Directors of Gilda's Club Twin Cities, a non-profit cancer support community, from 2009 to 2018.

Mr. Hammann's principal occupation or employment is as a business consultant with GoalAssist Corporation (a company wholly-owned by Mr. Hammann), a position he has held since 1999. Mr. Hammann has also operated independently as an investor advocate for public-company shareholders since 2020. The principal business address of Mr. Hammann is 1566 Sumter Ave N., Minneapolis, MN 55427.

Mr. Hammann's qualifications to serve as a director include his financial and accounting expertise - including specifically, mergers, acquisitions, and divestures experience - as well as his extensive leadership experience. Mr. Hammann has the organizational, transactional, and leadership skills that would be useful to the Company.

If you are interested in discussing your investment objectives relative to LL Flooring or in discussing its 2024 annual shareholder meeting, please contact Jerald Hammann at investoradvocacy411@gmail.com or (612) 470-4478.

In addition, except as set forth in this communication:

  During the past ten years, Mr. Hammann has NOT been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
  Mr. Hammann does not own any securities of the Company which are owned of record, but not beneficially;
  No part of the purchase price or market value of the securities of the Company owned by Mr. Hammann is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;
  Mr. Hammann is NOT, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;
  No associate of Mr. Hammann beneficially owns, directly or indirectly, any securities of the Company; Mr. Hammann does NOT beneficially own, directly or indirectly, any securities of any parent or subsidiary of the Company;
  Neither Mr. Hammann, nor any of his associates or related persons, was a party to any transaction, or series of similar transactions, since the beginning of the Company last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount exceeds $120,000;
  Neither Mr. Hammann nor any of his associates have any arrangement or understanding with any person with respect to any future employment by the Company or any of its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party;
  Mr. Hammann is NOT a party to an arrangement or understanding pursuant to which Mr. Hammann is proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the 2023 Annual Meeting of the Company, aside from the election to serve as a director and such persons' interests as stockholders of the Company;
  There are currently no material pending legal proceedings to which Mr. Hammann or any of his associates is a party adverse to the Company or any of its affiliates, or in which either Mr. Hammann or any of their associates has a material interest adverse to the Company or any of its affiliates;
  Neither Mr. Hammann, nor any member of his immediate family, is or has been during the Company's last fiscal year been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $120,000;
  Mr. Hammann does NOT have, nor has had during the Company's last fiscal year, any business relationship that is required to be disclosed pursuant to Item 404(b) of Regulation S-K ("Regulation S-K") of the Securities Act of 1933, as amended;
  Mr. Hammann, at any time during the Company's last fiscal year, has NOT failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended; Mr. Hammann does not have any family relationship, by blood, marriage or adoption, to any director, executive officer or other affiliates of the Company;
  During the past five years, Mr. Hammann has NOT been involved in any legal proceedings or involved in any other events described in Item 401(f) of Regulations S-K;
  During the last three fiscal years, no compensation or personal benefits (including, without limitation, those which would be required to be disclosed pursuant to Item 402 of Regulation S-K) were awarded to, earned by or paid to Mr. Hammann or any of his associates for any services rendered in any capacity to the Company or its subsidiaries or affiliates;
  There is no arrangement and/or understanding between Mr. Hammann and any other person pursuant to which Mr. Hammann was or is to be selected as a director or nominee for election as a director of the Company; Mr. Hammann currently does NOT hold any position or office with the Company or any parent, subsidiary and/or affiliate thereof, and the Nominee has not ever served as a director of the Company or any parent, subsidiary and/or affiliate thereof;
  Except as otherwise described herein with respect to the Company, Mr. Hammann is NOT currently, nor has Mr. Hammann been within the past year, a party to any contract, arrangement and/or understanding with any person with respect to any securities of the Company; and,
  Other than as disclosed in this communication, there is no additional information required to disclose pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and Rule 14a-4(d) thereunder.

Disclaimers

This is not a solicitation of authority to vote your proxy. Please DO NOT send the author your proxy card. Unless expressly agreed to by the author, the author is not able to vote your proxy, nor does this communication contemplate such an event.

This is not an offer to enter into any agreement to act together with any shareholder for the purpose of acquiring, holding, voting, or disposing of equity securities. The author has no present intent to enter into a group pursuant to 17 CFR § 240.13d-5(b)(1).

The views expressed are those of the author as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This communication should not be construed as a research report.